SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.
          -----------------------------------------------------------


                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                           ALEXANDER & BALDWIN, INC.
                               (Name of Company)
                                 P. O. Box 3440
                            Honolulu, Hawaii  96801

(hereinafter called the "Claimant") and its wholly-owned subsidiary, A&B-Hawaii, Inc., P. O. Box 3440, Honolulu, Hawaii 96801 (hereinafter called "Co-claimant"), hereby file with the Securities and Exchange Commission, pursuant to Rule U-2, this joint and consolidated statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This statement is filed jointly by Claimant and Co-claimant pursuant to oral authorization to file on a joint and consolidated basis received from the Commission on February 21, 1990. In support of such claim for exemption the followinginformation is submitted:

          1. The name, jurisdiction of organization, location and nature of business of Claimant and Co-claimant, and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant or Co-claimant directly or indirectly hold an interest, as at January 31, 1997 (indirect subsidiaries are indicated by indentation).

                          Jurisdiction
          Name:          of Organization  Location     Nature of Business
          ----           --------------   --------     ------------------

Alexander & Baldwin,
Inc.                     Hawaii           Honolulu,    Ocean carriage of goods,
                                          Hawaii       real property management
                                                       and development,
                                                       investments
  Subsidiaries:

  A&B Inc.               Hawaii           Honolulu,    Inactive
                                          Hawaii

  A&B-Hawaii, Inc.       Hawaii           Honolulu,    Agriculture/food (inclu-
                                          Hawaii       ding sugar cane and
                                                       coffee plantations),
                                                       real property management
                                                       and development, general
                                                       freight and petroleum
                                                       hauling and self-storage
                                                       services

     A&B Development     California       Honolulu,    Ownership, management
     Company                              Hawaii       and development of real
     (California)                                      property in California

     A&B Properties,     Hawaii           Kahului,     Ownership, management,
     Inc.                                 Hawaii       development and selling
                                                       of real property

     California and      Hawaii           Crockett,    Refining raw sugar and
     Hawaiian Sugar                       California   marketing of refined
     Company, Inc.                                     sugar products and
                                                       molasses

       MLM Corporation   California       Crockett,    Marketing of refined
                                          California   sugar products

     East Maui Irri-     Hawaii           Puunene,     Collection and distribu-
     gation Company,                      Hawaii       tion of irrigation water
     Limited                                           on island of Maui

     Kahului Trucking &  Hawaii           Kahului,     Motor carriage of goods,
     Storage, Inc.                        Hawaii       self-storage services
                                                       and stevedoring on
                                                       island of Maui

     Kauai Commercial    Hawaii           Lihue,       Motor carriage of goods
     Company,                             Hawaii       and self-storage
     Incorporated                                      services on island of
                                                       Kauai

     Kukui'ula           Hawaii           Koloa,       Ownership, management
     Development                          Hawaii       and development of real
     Company, Inc.                                     property on island of
                                                       Kauai

     McBryde Sugar       Hawaii           Eleele,      Coffee plantation
     Company, Limited                     Hawaii

       Island Coffee     Hawaii           Eleele,      Grow, process and sell
       Company, Inc.                      Hawaii       coffee

     Ohanui Corporation  Hawaii           Puunene,     Collection and distri-
                                          Hawaii       bution of domestic water
                                                       on island of Maui

     South Shore         Hawaii           Koloa,       Development and opera-
     Community                            Hawaii       tion of sewer trans-
     Services, Inc.                                    mission and treatment
                                                       system on island of
                                                       Kauai

     South Shore         Hawaii           Koloa,       Development and opera-
     Resources, Inc.                      Hawaii       tion of water source
                                                       and delivery system on
                                                       island of Kauai

     WDCI, INC.          Hawaii           Honolulu,    Ownership, manage-
                                          Hawaii       ment and development of
                                                       property

     Hawaiian Sugar &    Hawaii           Crockett,    Ocean carriage of sugar
     Transportation                       California   from Hawaii
     Cooperative

  Matson Navigation      Hawaii           San          Ocean carriage of goods
  Company, Inc.                           Francisco,   between West Coast of
                                          California   United States and
                                                       Hawaii, Western Pacific
                                                       and Asian ports

     Matson Intermodal   Hawaii           San          Broker, shipper's agent
     System, Inc.                         Francisco,   and freight forwarder
                                          California   for overland cargo
                                                       services of ocean
                                                       carriers

     Matson Leasing     Hawaii            San          Formerly container
     Company, Inc.                        Francisco,   leasing; in process of
                                          California   winding up

     Matson Services    Hawaii            San          Tugboat services
     Company, Inc.                        Francisco,
                                          California

     Matson Terminals,  Hawaii            San          Stevedoring and terminal
     Inc.                                 Francisco,   services
                                          California

     The Matson         California        San          Inactive
     Company                              Francisco,
                                          California

     The Oceanic        California        San          Inactive
     Steamship                            Francisco,
     Company                              California

          2. A brief description of the properties of Claimant and Co-claimant, and each of their subsidiary public utility companies, used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas:

Claimant:                None

Co-Claimant:             4 steam-driven generators with rated capacities of 1
                         of 12,000 KW, 2 of 10,000 KW, and 1 of 20,000 KW; 5
                         hydroelectric plants with rated capacities of 1 of 1,000 KW, 3 of 1,500 KW and 1 of 500 KW; about 80 miles of transmission lines; all located on the island of Maui, State of Hawaii

McBryde Sugar Company,   2 steam-driven generators with rated capacities of
Limited ("McBryde")      7,500 KW; 2 hydroelectric plants with rated
(Note 1)                 capacities of 1 of 1,000 KW and 1 of 3,600 KW; about
                         70 miles of transmission lines; all located on the island of Kauai, State of Hawaii

          3. Information for the calendar year 1996 with respect to Claimant and Co-claimant, and each of their subsidiary public utility companies:

            (a)(1) Number of kwh of electric energy sold (all sales were at wholesale):
                    Claimant            None
                    Co-claimant         82,441,521 kwh
                    McBryde             25,227,000 kwh

____________

Note 1. McBryde Sugar Company, Limited has filed with the Securities and Exchange Commission an application for an order declaring that it is not an electric utility company.


               (2) Number of Mcf of natural or manufactured gas distributed at retail:
                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any natural or manufactured gas at retail.

            (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any electric energy or natural or manufactured gas at retail outside the State in which each such company is organized.

            (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, sells electric energy or natural or manufactured gas at wholesale (or otherwise) outside the State in which each such company is organized, or at the State line.

            (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, purchases any electric energy or natural or manufactured gas outside the State in which each such company is organized, or at the State line.

          4. The following information for the reporting period with respect to Claimant and Co-claimant and each interest they hold directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    No applicable (see 4(a) above).

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    Not applicable (see 4(a) above).

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    Not applicable (see 4(a) above).

            (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    Not applicable (see 4(a) above).

                                   EXHIBIT A
                                   ---------

           Consolidating statements of income and retained earnings of Claimant and Co-claimant, and their subsidiary companies, for the last calendar year, together with a consolidating balance sheet of Claimant and Co-claimant, and their subsidiary companies, as of the close of such calendar year, are attached hereto.

                                   EXHIBIT B
                                   ---------

                            FINANCIAL DATA SCHEDULE
                            -----------------------

        The registrant is required to submit this report and any amendments thereto electronically via EDGAR. Attached hereto is a Financial Data Schedule that sets forth the financial and other data specified below that are appli-cable to the registrant on a consolidated basis:

                ITEM NO.     CAPTION HEADING

                   1         Total Assets
                   2         Total Operating Revenues
                   3         Net Income


                                   EXHIBIT C
                                   ---------

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.

        The above-named Claimant and Co-claimant have caused this joint and consolidated statement to be duly executed on their behalf by their authorized officers this 26th day of February, 1997.


ALEXANDER & BALDWIN, INC.            A&B-HAWAII, INC.
(Name of Claimant)                   (Name of Co-Claimant)


By: /s/Glenn R. Rogers               By: /s/Glenn R. Rogers
    ----------------------------         ----------------------------
    Glenn R. Rogers                      Glenn R. Rogers
    Vice President                       Senior Vice President






(Corporate Seal)                     (Corporate Seal)

Attest:                              Attest:



/s/Michael J. Marks                  /s/Michael J. Marks
----------------------------         ----------------------------
        Secretary                         Assistant Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

If to Claimant
Alexander & Baldwin Inc.:        Michael J. Marks
                                 Vice President, General Counsel and Secretary
                                 Alexander & Baldwin, Inc.
                                 P. O. Box 3440
                                 Honolulu, Hawaii  96801

If to Co-claimant
A&B-Hawaii, Inc.:                Michael J. Marks
                                 Senior Vice President and General Counsel
                                 A&B-Hawaii, Inc.
                                 P. O. Box 3440
                                 Honolulu, Hawaii  96801


February 26, 1997


EXHIBIT A

ALEXANDER & BALDWIN, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1996
($000 omitted)

                                                 ABIC        Elim      ABI       MNC       ABHI

OPERATING REVENUE:
  Net sales                                       46,562               9,703              36,859
  Net sugar sales                                472,769                                 472,769
  Transportation and terminal services           547,427                       541,411     6,016
  Rentals and other services                     143,392               8,746   104,088    30,558
                                               ---------              ------   -------   -------
    Total operating revenues                   1,210,150              18,449   645,499   546,202

OPERATING COSTS AND EXPENSES:
  Cost of goods sold                              30,793               1,407              29,386
  Cost of sugar sold                             404,207                                 404,207
  Cost of services                               550,745       (38)    2,924   510,868    36,991
  Plantation closure                              (4,624)                                 (4,624)
                                               ---------    ------    ------   -------   -------
    Total operating costs and expenses           981,121       (38)    4,331   510,868   465,960
                                               ---------    ------    ------   -------   -------

GROSS MARGIN                                     229,029        38    14,118   134,631    80,242
GENERAL, ADMIN & SELLING EXPENSES                102,462               7,331    64,778    30,353
                                               ---------    ------    ------   -------   -------
INCOME FROM OPERATIONS                           126,567        38     6,787    69,853    49,889

OTHER INCOME:
  Interest - other                                15,085                 249    14,387       449
  Interest - intercompany                                   (1,460)      257     1,179        24
    Total interest                                15,085    (1,460)      506    15,566       473
  Dividends                                        2,756               2,756
  Gain (loss) on disposal of property              1,534                 684     1,116      (266)
  Other                                            3,043                  15       584     2,444
                                               ---------    ------    ------   -------   -------
    Total other income                            22,418    (1,460)    3,961    17,266     2,651

OTHER DEDUCTIONS:
  Interest capitalized                              (484)                                   (484)
  Interest - other                                34,565                 376    16,788    17,401
                                               ---------              ------   -------   -------
    Total interest (other than intercompany)      34,081                 376    16,788    16,917
  Interest - intercompany                                   (1,460)       24               1,436
                                               ---------    ------    ------   -------   -------
    Total interest                                34,081    (1,460)      400    16,788    18,353
  Other                                           10,871                 619     4,322     5,930
                                               ---------    ------    ------   -------   -------
    Total other deductions                        44,952    (1,460)    1,019    21,110    24,283
                                               ---------    ------    ------   -------   -------
INCOME BEFORE INCOME TAXES                       104,033        38     9,729    66,009    28,257
PROVISION FOR INCOME TAXES (CREDIT):
  Current - Federal                               23,549     1,065       888    29,589    (7,993)
  Current - State                                  4,779         1       255     3,449     1,074
  Deferred income taxes                           10,420    (1,052)    1,865    (7,921)   17,528
                                               ---------    ------    ------   -------   -------
    Total provision for income                    38,748        14     3,008    25,117    10,609
                                               ---------    ------    ------   -------   -------
NET INCOME                                        65,285        24     6,721    40,892    17,648
                                               =========    ======    ======   =======   =======


ALEXANDER & BALDWIN, INC
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
($000 omitted)

                                              ABIC       Elim        ABI         MNC       ABHI
CURRENT ASSETS:
  Cash                                         8,706                                       8,706
  Short-term investments                      15,600                            15,600
  Accounts and notes receivable:
    Trade                                    133,040                   110     104,014    28,916
    Sugar receivable                           6,019                                       6,019
    Other                                     32,547                 1,799      26,950     3,798
  Undistributed return from sugar             57,972                                      57,972
  Crop Advances to HSTC                          660                                         660
  Property held for Resale                    17,383                                      17,383
  Saleable inventories                         3,568                                       3,568
  Materials and supplies                      41,182                            17,267    23,915
  Deferred income tax                         17,708                   302      10,588     6,818
  Prepaid expenses                            12,114                   748       8,224     3,142
  Accrued for deposit in CCF                  (1,656)                           (1,656)
                                           ---------               -------     -------   ------
    Total current assets                     344,843                 2,959     180,987   160,897

INVESTMENTS:  Subsidiaries consolidated                (592,684)   592,684
              Divisions                                 (75,639)    75,639
              Other                           91,602                90,796                   806

REAL ESTATE DEVELOPMENTS                      70,144                                      70,144

PROPERTY:
  Land                                        61,869     (3,683)    17,542                48,010
  Buildings                                  204,588     (2,133)    59,062               147,659
  Vessels                                    816,516                           816,516
  Machinery and equipment                    676,830                   591     395,755   280,484
  Water, power and sewer system               78,726                 4,676                74,050
  Other property improvements                 88,529                 2,526      51,619    34,384
                                           ---------   --------    -------   ---------   -------
    Total                                  1,927,058     (5,816)    84,397   1,263,890   584,587
  Less accumulated depreciation              864,002        (38)     9,648     620,266   234,126
                                           ---------   --------    -------   ---------   -------
    Property - net                         1,063,056     (5,778)    74,749     643,624   350,461
CAPITAL CONSTRUCTION FUND                    178,616                           178,616
NONCURRENT INTERCOMPANY RECEIVABLES                                (40,477)     15,537    24,940
DEFERRED CHARGES AND OTHER ASSETS             52,843       (297)    10,324       2,980    39,836
                                           ---------   --------    -------   ---------   -------
    TOTAL                                  1,801,104   (674,398)   806,674   1,021,744   647,084
                                           =========   ========    =======   =========   =======


ALEXANDER & BALDWIN, INC
CONSOLIDATING BALANCE SHEET, CONTINUED
DECEMBER 31, 1996
($000 omitted)

                                                  ABIC      Elim       ABI        MNC       ABHI
CURRENT LIABILITIES:
  Notes payable                                   62,000                                   62,000
  Current portion of long-term debt               31,966                         15,294    16,672
  Capital lease obligations-current               12,116                         11,616       500
  Bank Overdraft                                     482                  16        466
  Accounts payable                                50,489                 232     36,005    14,252
  Payrolls and vacation pay                       21,996                 723     13,388     7,885
  Income taxes - current                           1,296       (65)  (18,306)    13,447     6,220
  Other taxes                                      5,445                 505      3,475     1,465
  Postretirement benefits obligations-current      5,710                   8      1,107     4,595
  Uninsured claims                                16,129                         12,514     3,615
  Reserve for dry-docking                          5,950                          5,950
  Other liabilities                               29,826               2,593      6,671    20,562
                                               ---------  --------   -------  ---------   -------
    Total current liabilities                    243,405       (65)  (14,229)   119,933   137,766

LONG-TERM LIABILITIES:
  Long-term debt                                 345,618                        197,720   147,898
  Capital lease obligations-noncurrent            12,039                          9,539     2,500
  Postretirement benefits obligations-current    116,047                  56     28,880    87,111
  Deferred income taxes                          350,913    (2,089)   51,572    237,291    64,139
  Other                                           48,754      (290)    5,684     36,590     6,770
                                               ---------  --------   -------  ---------   -------
    Total long-term liabilities                  873,371    (2,379)   57,312    510,020   308,418
                                               ---------  --------   -------  ---------   -------
    Total liabilities                          1,116,776    (2,444)   43,083    629,953   446,184

SHAREHOLDERS' EQUITY:
  Capital stock                                   37,150        (2)   37,150          1         1
  Additional capital                              43,377  (149,381)   43,377     21,836   127,545
  Unrealized holding gains                        48,205              48,205
  Retained earnings                              568,969  (446,932)  572,593    369,954    73,354
  Treasury stock                                 (13,373)            (13,373)
  Division investment                                      (75,639)   75,639
                                               ---------  --------   -------  ---------   -------
    Total shareholders' equity                   684,328  (671,954)  763,591    391,791   200,900
                                               ---------  --------   -------  ---------   -------
    TOTAL                                      1,801,104  (674,398)  806,674  1,021,744   647,084
                                               =========  ========   =======  =========   =======



ALEXANDER & BALDWIN, INC
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1996
($000 omitted)


                                         ABIC       Elim        ABI       MNC      ABHI

Balance at December 31, 1995            546,394   (438,416)   550,042   379,062   55,706

Net income                               65,285         24      6,721    40,892   17,648

Dividends to shareholders               (39,860)              (39,860)

Capital stock purchased and retired      (1,213)               (1,213)

Intercompany dividends                              50,000              (50,000)

Intercompany property sales

Stock acquired in payment of options     (1,637)               (1,637)

Net income of subsidiaries                         (58,540)    58,540

Other
                                        -------   --------    -------   -------   ------
Balance at December 31, 1996            568,969   (446,932)   572,593   369,954   73,354
                                        =======   ========    =======   =======   ======


LEGEND OF COMPANY REFERENCES IN CONSOLIDATING FINANCIAL SCHEDULES


ABIC      Alexander & Baldwin, Inc. Consolidated
Elim      Eliminations
ABI       Alexander & Baldwin, Inc.
MNC       Matson Navigation Company, Inc.
ABHI      A&B-Hawaii, Inc.

NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all subsidiaries, after elimination of significant intercompany amounts.

OCEAN TRANSPORTATION: Voyage revenue and variable costs and expenses are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods.

Vessel depreciation, charter hire, terminal operating overhead, and general and administrative expenses are charged to expense as incurred. Expected costs of regularly-scheduled dry docking of vessels and planned major vessel repairs performed during dry docking are accrued.

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally at closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the balance sheet. When construction is complete, the costs are reclassified either as Property or as Real Estate Held For Sale, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as operating or investing activities, based upon the Company's intention either to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue is recorded when refined sugar products and coffee are sold to third parties.

Costs of growing sugar cane are charged to the cost of production in the year incurred and to cost of sales as refined products are sold. The cost of raw cane sugar purchased from third parties is recorded as inventory at the purchase price.

Costs of developing coffee are capitalized during the development period and depreciated over the estimated productive lives of the orchards. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

CASH AND CASH EQUIVALENTS: The Company considers highly liquid investments purchased with original maturities of three months or less, which have no significant risk of change in value, to be cash equivalents.

INVENTORIES: Sugar inventory, consisting of raw and refined sugar products, and coffee inventory, are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs which do not improve or extend asset lives are charged to expense as incurred. Assets held under capital leases are included with property owned. Gains or losses from property disposals are included in income.

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized.

DEPRECIATION: Depreciation is computed using the straight-line method. Depreciation expense includes amortization of assets under capital leases and vessel spare parts.

Estimated useful lives of property are as follows:

Buildings........................................... 10 to 50 years
Vessels............................................. 10 to 40 years
Marine containers...................................       15 years
Machinery and equipment.............................  3 to 35 years
Utility systems and other depreciable property......  5 to 60 years

OTHER NON-CURRENT ASSETS: Other non-current assets consist principally of sugar supply contracts and intangible assets. These assets are being amortized using the straight-line method over periods not exceeding 30 years.

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA), the Maritime Service Committee or the Hawaii Stevedore Committee, which negotiate multi-employer pension plans covering certain seagoing and shoreside bargaining unit personnel. The subsidiaries negotiate multi-employer pension plans covering other bargaining-unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, noncontributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Income tax expense is based on revenue and expenses in the statements of income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, fair value is determined by reference to the sales of similar property, market studies, tax assessments and discounted cash flows. For commercial property, fair value is determined using recent comparable sales, tax assessments and cash flow analysis. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contracts are deferred and recorded in inventory. These amounts are not significant.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

RESTATEMENTS: The financial statements for all periods presented have been restated to reflect the sale of certain net assets of the Company's container leasing segment, as described in Note 2.

2.  DISCONTINUED OPERATIONS

In June 1995, the Company sold the net assets of its container leasing subsidiary, Matson Leasing Company, Inc., for $361.7 million in cash, and realized an after-tax gain of $18 million. Specifically excluded from the sale were long-term debt and U. S. tax obligations of the business.

Summary operating results of discontinued operations, excluding the above gain, were as follows:

                                                    1995       1994
                                                    ----       ----
                                                     (In thousands)

Net sales  ....................................    $35,251   $ 63,060
                                                   =======   ========

Gross profit ..................................    $14,762   $ 24,499
                                                   =======   ========

Earnings before income taxes ..................    $ 8,564   $ 16,604
Income taxes ..................................      3,228      5,975
                                                   -------   --------
Net earnings from discontinued operations......    $ 5,336   $ 10,629
                                                   ========  ========

3.  INVESTMENTS

At December 31, 1996 and 1995, investments principally consisted of marketable equity securities, limited partnership interests and purchase-money mortgages.

The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of shareholders' equity.

The components of the net unrealized holding gains at December 31, 1996 and 1995 were as follows:

                                              1996             1995
                                              ----             ----
                                                  (In thousands)

Market value..............................   $85,796         $73,460
Less historical cost .....................     9,966           9,966
                                             -------         -------

Unrealized holding gains .................    75,830          63,494
Less deferred income taxes ...............    27,625          23,664
                                             -------         -------

Net unrealized holding gains .............   $48,205         $39,830
                                             =======         =======

The investments in limited partnership interests and purchase money mortgages are recorded at cost, which approximated market values, of $5,806,000 and $8,786,000 at December 31, 1996 and 1995, respectively. The purchase money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests are assessed annually and are approximately equal to the original cost.

See Note 4 for a discussion of market values of investments in the Capital Construction Fund.

4.  CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are Federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes. Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of year-end, the oldest CCF deposits date from 1991. Management believes that all amounts on deposit in the CCF at the end of 1996 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as `accrued deposits'' or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the balance sheet either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the balance sheets or statements of income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1996 and 1995, the balances on deposit in the CCF are summarized in Table 1.


TABLE 1 (In thousands)
                                               1996                                 1995
                                  ---------------------------------   ---------------------------------

                                  Amortized   Fair      Unrealized    Amortized    Fair     Unrealized
                                    Cost      Value     Gain (Loss)      Cost      Value    Gain (Loss)
                                  ---------   -----     -----------   ---------    -----    -----------

Mortgage-backed securities.....   $ 84,642   $ 80,871    $(3,771)     $ 95,156    $ 91,132   $(4,024)
Cash and cash equivalents......     92,318     92,318       -          215,823     215,856        33
Accrued deposits...............      1,656      1,656       -            6,233       6,233      -
                                  --------   --------    -------      --------    --------   -------
Total..........................   $178,616   $174,845    $(3,771)     $317,212    $313,221   $(3,991)
                                  ========   ========    ========     ========    ========   =======

Fair value of the mortgage-backed securities ("MBS") was determined by an outside investment management company, based on the experience of trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter.

At the end of 1996, the fair value of the Company's investments in MBS is less than amortized cost due to interest rate sensitivity inherent in the fair value determination of such securities. While an unrealized market loss exists, the Company intends to hold these investments to maturity, which ranges from 1997 through 2024. The MBS have a weighted average life of approximately six years. The Company earned $6,838,000 in 1996, $7,655,000 in 1995 and $8,292,000 in 1994 on its investments in MBS.

Fair values of the remaining CCF investments were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated using quoted market prices of similar securities and investments. These remaining investments mature in 1997.

During 1996 and 1995, there were no sales of securities classified as "held-to-maturity" included in the CCF.

5.  EMPLOYEE BENEFIT PLANS

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,552,000 in 1996, $5,903,000 in 1995 and $8,216,000 in 1994. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor used or cargo handled or carried. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of the Employee Retirement Income Security Act of 1974, as amended, and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer which withdraws from or significantly reduces its contribution obligation to a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

Under special rules approved by the PBGC and adopted by the longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $6,400,000 for various plan years ending in 1996 and 1995. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

The net pension cost (benefit) and components for 1996, 1995 and 1994, of single-employer defined benefit pension plans, which cover substantially all other employees, were as follows:

                                              1996       1995       1994
                                              ----       ----       ----
                                                   (In thousands)

Service cost--benefits earned
   during the year .......................  $  6,326   $  6,210   $  7,317
Interest cost on projected benefit
   obligation ............................    23,295     21,785     20,542
Actual return on plan assets..............   (47,980)   (78,713)     3,719
Net amortization and deferral.............    14,599     50,298    (29,062)
Curtailments and terminations ............      (779)    (1,761)     1,300
                                            -------    --------   --------
Net pension cost (benefit) ...............  $ (4,539)  $ (2,181)  $  3,816
                                            ========   ========   ========

The funded status of the single-employer plans at December 31, 1996 and 1995 was as follows:

                                                1996        1995
                                                ----        ----
                                                 (In thousands)

Actuarial present value of benefit obligation:
   Vested benefits .........................  $ 284,755   $ 241,422
   Non-vested benefits .....................      8,415       9,881
                                              ---------   ---------
   Accumulated benefit obligation ..........    293,170     251,303
   Additional amounts related to projected
      compensation levels...................     32,925      34,276
                                              ---------   ---------
   Projected benefit obligation ............    326,095     285,579
Plan assets at fair value...................    380,909     348,208
                                              ---------   ---------

Excess of plan assets over
   projected benefit obligation.............    (54,814)    (62,629)
Prior service costs to be recognized in
   future years ............................     (3,518)     (3,739)
Unrecognized actuarial net gain.............     59,119      75,759
Unrecognized net asset at
   January 1, 1987 (being amortized over
   periods of 4 to 15 years) ...............      2,864       3,954
                                              ---------   ---------
Accrued pension liability...................  $   3,651   $  13,345
                                              =========   =========

At December 31, 1996 and 1995, the projected benefit obligation was determined using a discount rate of 7.5% and 8%, respectively, and assumed increases in future compensation levels of 4.5% and 5%, respectively. The expected long-term rate of return on assets was 9% for 1996 and 1995. The assets of the plans consist principally of listed stocks and bonds.

Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under ERISA and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $9,844,000 and $8,680,000 at December 31, 1996 and 1995, respectively.

6.  POST-RETIREMENT BENEFIT PLANS

The Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

The net periodic cost for post-retirement health care and life insurance benefits during 1996, 1995 and 1994 included the following:

                                           1996     1995       1994
                                           ----     ----       ----
                                               (In thousands)

Service cost........................... $  1,351   $ 1,512   $  2,149
Interest cost..........................    6,605     7,031      7,825
Net amortization.......................   (2,016)   (1,524)      (216)
Curtailment gain.......................   (2,476)   (2,045)      -
                                        --------   -------   --------

Post-retirement benefit cost........... $  3,464   $ 4,974   $  9,758
                                        ========   =======   ========

The unfunded accumulated post-retirement benefit obligation at December 31, 1996 and 1995 is summarized below:

                                                  1996             1995
                                                  ----             ----
                                                      (In thousands)

Accumulated post-retirement benefit obligation:
  Retirees ..................................   $ 54,951         $ 56,606
  Fully-eligible active plan participants ...     10,865            9,073
  Other active plan participants ............     27,780           25,373
  Unrecognized prior service cost ...........      3,643            5,676
  Unrecognized net gain .....................     24,518           26,862
                                                --------         --------
    Total ...................................    121,757          123,590
Current obligation...........................      5,710            5,118
                                                --------         --------
Non-current obligation.......................   $116,047         $118,472
                                                ========         ========

At December 31, 1996 and 1995, the weighted average discount rates used in determining the accumulated post-retirement benefit obligations were 7.5% and 8%, respectively, and the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 10% through 2001, decreasing to 5% thereafter. If the assumed health care cost trend rate were increased by one percentage point, the accumulated post-retirement benefit obligation as of December 31, 1996 and 1995 would have increased by approximately $11,105,000 and $10,405,000, respectively, and the net periodic post-retirement benefit cost for 1996 and 1995 would have increased by approximately $1,208,000 and $1,190,000, respectively.

7.  LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1996 and 1995, long-term debt consisted of the following:

                                               1996          1995
                                               ----          ----
                                                 (In thousands)

Commercial paper, 5.33%-5.70%.............   $ 225,632    $ 246,437
Bank variable rate loans (1996 high 6.38%,
  low 5.50%) due after 1996  .............      22,000       40,000
Term loans:
  7.19%, payable through 2007 ............      75,000       75,000
  8%, payable through 2000 . .............      37,500       47,500
  9.05%, payable through 1999 ............      21,285       27,201
  9.8%, payable through 2004 .............      16,667       18,750
  9%, payable through 1999 .. ............      15,882       21,176
  7.43%, payable through 2007 ............      15,000         -
  7.65%, payable through 2001 ............      10,000       10,000
  11.78%, payable through 1997 ...........         618        1,269
Limited partnership subscription notes,
  no interest, repaid in 1996 ............        -             850
                                             ---------    ---------
  Total ..................................     439,584      488,183
  Less current portion ...................      31,966       24,794
  Commercial paper classified as current .      62,000       83,000
                                             ---------    ---------
  Long-term debt .........................   $ 345,618    $ 380,389
                                             =========    =========

VARIABLE RATE LOANS: The Company and a subsidiary have a revolving credit and term loan agreement with five commercial banks, whereby they may borrow up to $155,000,000, under revolving loans to November 30, 1998, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 16 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1996 and 1995, $15,000,000 and $10,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1997, but may be canceled by the bank at any time. At
December 31, 1996 and 1995, $7,000,000 and $17,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to July 18, 1997. At December 31, 1996, there were no amounts outstanding under this agreement. At December 31, 1995, $13,000,000 was outstanding.

During 1995, a subsidiary entered into a $50,000,000 one-year Revolving Credit Agreement to replace two previous credit facilities. Up to $25,000,000 of this agreement serves as a commercial paper liquidity back-up line, with the balance available for general corporate funds. At December 31, 1996 and 1995, there were no amounts outstanding under this agreement.

TERM LOAN: The Company and a subsidiary have a shelf facility under which they may borrow up to $50,000,000 in $5,000,000 term loan increments. At December 31, 1996, $15,000,000 had been borrowed.

COMMERCIAL PAPER: At December 31, 1996, there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel, which was delivered in 1992. At December 31, 1996, $149,632,000 of commercial paper notes was outstanding under this program. Maturities ranged from 6 to 66 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program indefinitely and eventually to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program is used by a subsidiary to fund the purchases of sugar inventory from Hawaii sugar growers and to provide working capital for sugar refining and marketing operations. At December 31, 1996, $76,000,000 of commercial paper notes was outstanding under this program. Maturities ranged from 7 to 51 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers are reimbursed by the growers. Of the total commercial paper borrowing outstanding at December 31, 1996, $62,000,000 was classified as current. The commercial paper is supported by a $100,000,000 backup revolving credit facility with six commercial banks. Both the commercial paper program and the backup facility are guaranteed by the subsidiary's parent and by the Company.

In 1995, the Company repaid the outstanding commercial paper notes of a third program which had been used to finance container purchases of the discontinued container leasing business.

LONG-TERM DEBT MATURITIES: At December 31, 1996, maturities and planned prepayments of all long-term debt during the next five years totaled $31,966,000 for 1997, $24,453,000 for 1998, $32,616,000 for 1999, $19,583,000
for 2000 and $17,083,000 for 2001.

8.  LEASES

THE COMPANY AS LESSEE: Various subsidiaries of the Company lease a vessel and certain land, buildings and equipment under both capital and operating leases. Capital leases include one vessel leased for a term of 25 years ending in 1998; containers, machinery and equipment for terms of 5 to 12 years expiring through 1997; and a wastewater treatment facility in California, the title to which will revert to a subsidiary in 2002. Principal operating leases cover office and terminal facilities for periods which expire between 1997 and 2026. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $50,869,000, $46,680,000 and $48,169,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Contingent rents and income from sublease rents were not significant.

Assets recorded under capital lease obligations and included in property at December 31, 1996 and 1995 were as follows:
                                                         1996      1995
                                                         ----      ----
                                                         (In thousands)

Vessel .............................................   $ 55,253   $55,253
Machinery and equipment.............................     42,468    42,688
                                                       --------   -------
   Total............................................     97,721    97,941
Less accumulated amortization.......................     90,462    84,813
                                                       --------   -------
Property under capital leases--net .................   $  7,259   $13,128
                                                       ========   =======

Future minimum payments under all leases and the present value of minimum capital lease payments as of December 31, 1996 were as follows:

                                                       Capital   Operating
                                                        Leases    Leases
                                                        ------    ------
                                                         (In thousands)

1997................................................   $ 14,603   $25,186
1998................................................     11,089    24,252
1999................................................        609    16,203
2000................................................        578    13,394
2001................................................        547    12,206
Thereafter..........................................        516   101,866
                                                       --------   -------
Total minimum lease payments........................     27,942   $193,107
                                                                  ========
Less amount representing interest...................      3,787
                                                       --------
Present value of future minimum payments............     24,155
Less current portion................................     12,116
                                                       --------
Long-term obligations at December 31, 1996..........   $ 12,039
                                                       ========

A subsidiary is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $7,713,000 and $7,170,000 at December 31, 1996 and 1995, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: Various Company subsidiaries lease land, buildings and land improvements under operating leases. The historical cost of and accumulated depreciation on leased property at December 31, 1996 and 1995 were as follows:

                                                         1996      1995
                                                         ----      ----
                                                         (In thousands)

Leased property.....................................   $246,802   $246,609
Less accumulated amortization.......................     42,722     37,555
                                                       --------   --------
Property under operating leases--net................   $204,080   $209,054
                                                       ========   ========

Total rental income under these operating leases for the three years ended December 31, 1996 was as follows:

                                                1996       1995      1994
                                                ----       ----      ----
                                                     (In thousands)

Minimum rentals.............................   $34,556   $28,164   $31,792
Contingent rentals (based on sales volume)..     1,232       880     1,515
                                               -------   -------   -------
   Total..................................     $35,788   $29,044   $33,307
                                               =======   =======   =======

Future minimum rental income on non-cancelable leases at December 31, 1996 was as follows:

                                             Operating
                                              Leases
                                           ------------
                                          (In thousands)

1997......................................   $  28,860
1998......................................      20,903
1999......................................      17,059
2000......................................      13,353
2001 .....................................      10,898
Thereafter................................     114,939
                                             ---------
  Total ..................................   $ 206,012
                                             =========

9.  INCOME TAXES

The income tax expense for the three years ended December 31, 1996 consisted of the following:

                                              1996       1995      1994
                                              ----       ----      ----
                                                   (In thousands)
Current:
   Federal................................   $23,549   $(23,833)  $29,796
   State..................................     4,779        403     1,444
                                             -------   --------   -------

     Total ...............................    28,328    (23,430)   31,240
Deferred..................................    10,420     42,965     1,412
                                             -------   --------   -------

Income tax expense .......................   $38,748   $ 19,535   $32,652
                                             =======   ========   =======

Total income tax expense for the three years ended December 31, 1996 differs from amounts computed by applying the statutory Federal rate to pre-tax income, for the following reasons:

                                              1996       1995      1994
                                              ----       ----      ----
                                                   (In thousands)

Computed income tax expense...............   $36,412   $18,184   $33,821
Increase (decrease) resulting from:
   State tax on income, less applicable
     Federal tax..........................     2,605       326     1,332
   Low-income housing credits.............    (1,219)   (1,224)   (1,219)
   Fair market value over cost of
     donations............................       (11)     -       (2,138)
   Other-net..............................       961     2,249       856
                                             -------   -------   -------
     Income tax expense  .................   $38,748   $19,535   $32,652
                                             =======   =======   =======

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1996 and 1995 were as follows:

                                                         1996      1995
                                                         ----      ----
                                                         (In thousands)

Capital Construction Fund...........................   $159,304  $166,649
Accelerated depreciation............................    123,575   130,456
Tax-deferred gains on real estate transactions......     73,890    69,585
Unrealized holding gains on securities..............     27,625    23,664
Post-retirement benefits............................    (49,398)  (47,813)
Insurance reserves..................................     (6,791)   (6,766)
Alternative minimum tax benefits....................     (3,905)  (14,264)
Other-net...........................................      8,905    (2,571)
                                                       --------  --------
   Total............................................   $333,205  $318,940
                                                       ========  ========

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1991 and, with one exception, has settled all substantive issues raised during the audits. No settlement had a material effect on the Company's financial position or results of operations. The Company is contesting the remaining issue, which relates to the classification of cross border lease transactions. The IRS has commenced an audit of the Company's tax returns for 1992 through 1995. Management believes that the ultimate resolution of the outstanding audit issue and other matters which may result from the current audits will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

The Company has a stock option plan ("1989 Plan") under which key employees may be granted stock purchase options and stock appreciation rights. A second stock option plan for key employees terminated in 1993, but shares previously granted under the plan are still exercisable. Under the 1989 Plan, option prices may not be less than the fair market value of a share of the Company's common stock on the dates of grant, and each option generally becomes exercisable in-full one year after the date granted. Payment for options exercised, to the extent not reduced by the application or surrender of stock appreciation rights, may be made in cash or in shares of the Company's stock. If payment is made in shares of the Company's stock, the option holder may receive, under a reload feature of the 1989 Plan, a new stock option grant for the number of shares equal to that surrendered, with an option price not less than the fair market value of the Company's stock on the date of exercise. During 1996, 471,264 new options were granted under the 1989 Plan, including 40,489 reload options.

The 1989 Plan also permits issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plan. The number of incentive shares issued during 1996 or outstanding at the end of the year was not material.

The Company also has a Directors' stock option plan, under which each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the average fair market value of the shares for the five consecutive trading days prior to the grant date. Each option becomes exercisable six months after the date granted. During 1996, 24,000 new options were granted and no options were canceled or exercised. At December 31, 1996, 186,000 options were outstanding under the plan.

The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the 1989 Plan had been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the after-tax cost for grants made in 1996 and 1995 would have been approximately $900,000 and $1.3 million, respectively. Earnings per share for 1996 and 1995 would have declined by $0.02 and $0.03, respectively. The potential impact of the Director's stock option plan was immaterial.

Changes in shares under all option plans, for the three years ended December 31, 1996, were as follows:

                                                           Price Range
                                              Shares        Per Share
                                              ------        ---------


1994: Granted.............................    475,200   $24.700-27.000
      Exercised...........................    (12,300)   17.375-24.750
      Canceled............................    (55,996)   24.250-36.250
                                             --------

      Outstanding, December 31............   2,444,032   17.375-37.875

1995: Granted.............................    551,800    21.750-22.500
      Exercised...........................    (23,550)   17.375-24.750
      Canceled............................   (385,531)   24.250-36.250
                                             --------

      Outstanding, December 31............   2,586,751   17.375-37.875

1996: Granted.............................    495,264    21.750-32.625
      Exercised...........................   (125,188)   17.375-24.750
      Canceled............................    (15,800)   24.250-36.250
                                             ---------

      Outstanding, December 31
        (2,510,252 exercisable) ..........   2,941,027  $17.375-37.875
                                             =========


Options outstanding at December 31, 1996 include 48,916 shares that carry stock appreciation rights which expire in January 1997. The outstanding options do not have a material dilutive effect in the calculation of earnings per share of common stock.

The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1996, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $46,688,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $20,689,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities. The Company also has other letters of credit outstanding for normal operating matters which total approximately $4,701,000.

A subsidiary is a party, acting as the steam host, to a Steam Purchase Agreement with a developer which constructed and operates a cogeneration facility contiguous to the subsidiary's California refinery. The agreement provides that, during the 30-year period of the agreement, the subsidiary will receive steam necessary for refinery operations at a reduced price, compared to the market price of fuel which previously had to be purchased to generate its steam requirements.

A subsidiary is party to a long-term sugar supply contract with Hawaiian
Sugar & Transportation Cooperative (HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by the other Hawaii sugar growers. Under the terms of this contract, the subsidiary is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The subsidiary made purchases of raw sugar totaling $190,196,000 and $158,284,000 under the contract during 1996 and 1995, respectively. The contract also requires that the subsidiary provide cash advances to HSTC prior to the physical receipt of the sugar at its refinery (see Note 7). Such advances are determined by the estimated raw sugar market prices. Amounts due to HSTC are credited against outstanding advances to HSTC upon delivery of raw sugar to the subsidiary's refinery.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.  INDUSTRY SEGMENTS

Industry segment information for 1996, 1995 and 1994, on page 26, is incorporated herein by reference. Segments are:

Ocean transportation -- carrying freight between various U.S. and Canadian West Coast, Hawaii and other Pacific ports, and providing terminal services.

Property development and management -- developing, managing and selling residential, commercial and industrial properties.

Food products -- growing, processing and marketing sugar, molasses and coffee, and generating and selling electricity.

As discussed in Note 2, the net assets of the container leasing segment were sold in 1995.

13.  SUBSEQUENT EVENT

On February 13, 1997, a subsidiary received $33,650,000 in settlement of a lawsuit that involved insurance claims over damage to the subsidiary's port facilities resulting from the October 1989 Loma Prieta earthquake. After satisfying terminal repair costs and litigation expenses of approximately $12,600,000, the Company, through its subsidiaries, will record approximately $21,000,000 of pre-tax income in the first quarter of 1996. After taxes, this will add about $13,000,000, or $0.29 per share, to net income during that period.

EXHIBIT B


ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
FINANCIAL DATA SCHEDULE
DECEMBER 31, 1996
(In thousands)

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM THE CONSOLIDTAING BALANCE SHEET AND CONSOLIDATING INCOME
STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH
FINANCIAL STATEMENTS.

Item No.        Caption Heading
      1         Total Assets                    $1,801,104
      2         Total Operating Revenues        $1,210,150
      3         Net Income                         $65,285

February 26, 1997




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

Re:  Form U-3A-2 - Alexander & Baldwin, Inc.
     and A&B-Hawaii, Inc. - SEC File No. 69-166
     ------------------------------------------


Gentlemen:

      Submitted herewith for filing is the joint and consolidated Statement of Alexander & Baldwin, Inc. and its wholly-owned subsidiary, A&B-Hawaii, Inc., on Form U-3A-2 claiming an exemption under Rule U-2 from the provisions of the Public Utility Holding Company Act of 1935. This filing is being made by direct transmission to the Commission's EDGAR system, and is being filed jointly pursuant to oral authorization to file on a joint and consolidated basis received from the Commission on February 21, 1990. Payment of the $500 filing fee was made by wire transfer on February 14, 1997 through the Securities and Exchange Commission's lockbox depository at Mellon Bank in Pittsburgh, Pennsylvania.

                                    Very truly yours,

                                    /s/ Francis K. Mukai
                                    Assistant General Counsel